EXHIBIT 5

HART & HART, LLC

ATTORNEYS AT LAW

1624 Washington Street

Denver, CO  80203

William T. Hart, P.C.________harttrinen@aol.com

Will Hart(303) 839-0061Fax: (303) 839-5414

April 6, 2021

Fourth Wave Energy, Inc.

75 E. Santa Clara St., 6th Floor

San Jose, CA  95113

This letter will constitute an opinion upon the legality of the sale by Fourth Wave Energy, Inc., a Nevada corporation (the "Company"), of up to 11,000,000 shares of the Company's common stock.

We have examined the Articles of Incorporation, the Bylaws, and the minutes of the Board of Directors of the Company, and the applicable laws of Nevada and a copy of the Registration Statement. In our opinion, the Company is authorized to issue the shares of stock mentioned above and such shares, when issued, will represent fully paid and non-assessable shares of the Company's common stock.

Very Truly Yours,

HART & HART, LLC

s/ William T. Hart

By

William T. Hart